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                          June 17, 2021

       John R. Ciulla
       Chief Executive Officer
       Webster Financial Corporation
       145 Bank Street
       Waterbury, CT 06702

                                                        Re: Webster Financial
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed June 11, 2021
                                                            File No. 333-257035

       Dear Mr. Ciulla:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sonia
Bednarowski at 202-551-3666 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance